As filed with the Securities and Exchange Commission on March 23, 2007
Registration No. 333-123866

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment no. 2
on
Form S-1
TO REGISTRATION STATEMENT ORIGINALLY FILED ON FORM S-2
UNDER
THE SECURITIES ACT OF 1933

Endocare, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0618093
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
201 Technology Drive
Irvine, California 92618
(949) 450-5400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael R. Rodriguez
Senior Vice President, Finance and Chief Financial Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618
(949) 450-5400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a Copy to:

Clint B. Davis
Senior Vice President, Legal Affairs, General Counsel and Secretary
Endocare, Inc.
201 Technology Drive
Irvine, California 92618
(949) 450-5400

Approximate date of commencement of proposed sale to the public:  from time to time after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Price per Share(2)	Offering Price(2)	Fee
Common Stock, $0.001 par value per share(3)	9,580,126 shares	$3.35	$32,093,422	$3,777(4)

(1)	Includes 5,635,378 shares currently held by selling securityholders and 3,944,748 shares issuable upon the exercise of common stock purchase warrants held by selling securityholders. In accordance with Rule 416 under the Securities Act of 1933, also includes an indeterminable number of shares that may become issuable by reason of stock splits, stock dividends and similar transactions in accordance with the terms of the common stock purchase warrants.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices of the registrant’s common stock as reported on the Pink Sheets on April 1, 2005.

(3)	Each share of Common Stock is paired with a stock purchase right under the Registrant’s Stockholder Rights Plan.

(4)	Paid previously with the filing of the original Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 23, 2007

PROSPECTUS

Endocare, Inc.

9,580,126 Shares of Common Stock

This prospectus relates to the sale or other disposition of up to 9,580,126 shares of our common stock by the selling securityholders listed herein or their transferees. The shares covered hereby may be sold or otherwise disposed of at fixed prices, the prevailing market price for the shares determined at the time of the sale or other disposition or at negotiated prices. We will not receive proceeds from the sale of our shares by the selling securityholders. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants. Upon exercise of these warrants, we will receive the proceeds of the exercise price of such warrants if they are exercised other than on a net exercise basis.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is quoted on the Nasdaq OTC Bulletin Board Market under the symbol “ENDO.” On March 15, 2007, the last reported sale price for our common stock as reported on the Nasdaq OTC Bulletin Board Market was $2.15 per share.

Investing in the common stock involves certain risks. See “Risk Factors” beginning on page 3 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is          , 2007.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Endocare, Inc., any selling securityholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

PROSPECTUS SUMMARY

Business

Endocare, Inc. is a Delaware corporation. Our principal executive offices are located at 201 Technology Drive, Irvine, California 92618. Our telephone number is (949) 450-5400. The address of our website is www.endocare.com. Information on our website is not part of this prospectus.

We are a specialty medical device company focused on improving patients’ lives through the development, manufacturing and distribution of health care products for cryoablation. The term “cryoablation” or “cryosurgery” refers to the use of ice to destroy tissue, such as tumors, for therapeutic purposes.

Today, our FDA-cleared Cryocare Surgical System occupies a growing position in the urological market for treatment of prostate and renal cancer. Because of our initial concentration on prostate and renal cancer, the majority of our sales and marketing resources are directed toward the promotion of our technology to urologists. We believe our proprietary cryosurgical technologies have broad applications across a number of surgical markets, including for the treatment of tumors in the lung and liver, and palliative intervention (treatment of pain associated with metastases). To that end, we employ a dedicated sales and marketing team focused on marketing percutaneous cryoablation procedures related to kidney, liver and lung cancer and palliative intervention to interventional radiology physicians throughout the United States. We intend to continue to invest in resources to continue to penetrate the interventional radiology and oncology markets and develop new markets for our cryosurgical products and technologies, particularly in the area of tumor ablation.

This prospectus covers the sale or other disposition of up to 9,580,126 of our shares from time to time by the selling securityholders listed herein or their transferees. Of these shares, 5,635,378 shares were originally acquired by the selling securityholders in a private placement financing that we completed on March 11, 2005 and the remaining 3,944,748 shares may be issued by us in the future upon the exercise of warrants acquired by the selling securityholders in the private placement financing that we completed on March 11, 2005.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained or incorporated by reference in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Risks Associated With our Business

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future.

We have yet to establish any history of profitable operations. We have incurred annual operating losses from continuing operations of $15.4 million, $16.6 million and $31.6 million, respectively, during the fiscal years ended December 31, 2006, 2005 and 2004. As a result, at December 31, 2006 we had an accumulated deficit of $176.4 million. We have incurred net losses from continuing operations of $11.1 million, $14.8 million and $31.9 million, respectively, during the fiscal years ended December 31, 2006, 2005 and 2004. Our revenues have not been sufficient to sustain our operations. We expect that our revenues will not be sufficient to sustain our operations for the foreseeable future. We can give no assurances when or whether we will ever be profitable.

We may require additional financing to sustain our operations and without it we may not be able to continue operations.

We had an operating cash flow deficit of $13.6 million for the year ended December 31, 2006 and $14.7 million for the year ended December 31, 2005.

The availability of funds under the $16.0 million common stock purchase agreement with Fusion Capital Fund II, LLC (Fusion Capital) and our $4.0 million credit agreement with Silicon Valley Bank is subject to many conditions, some of which are predicated on events that are not within our control. Accordingly, we cannot guarantee that these capital resources will be available or will be sufficient to fund our ongoing operations.

We only have the right to receive $100,000 every four business days under the agreement with Fusion Capital unless our stock price equals or exceeds $1.50, in which case we can sell greater amounts to Fusion Capital as the price of our common stock increases. Fusion Capital does not have the obligation to purchase any shares of our common stock on any business day that the market price of our common stock is less than $1.00. Since we have authorized 8,000,000 shares for sale to Fusion Capital under the common stock purchase agreement, the selling price of our common stock to Fusion Capital will have to average at least $2.00 per share for us to receive the maximum proceeds of $16.0 million. Assuming a purchase price of $1.75 per share (the closing sale price of the common stock on February 28, 2007) and the purchase by Fusion Capital of the full 8,000,000 shares under the common stock purchase agreement, gross proceeds to us would be $14.0 million.

Under the credit agreement, funds available for borrowing are based on eligible trade receivables and inventory as defined. The credit agreement contains a subjective acceleration clause and a requirement to maintain a lockbox with the lender to which all receivable collections are deposited. Under the subjective acceleration clause, the lender may accelerate repayment of amounts borrowed and/or cease making advances to us if it determines that a material adverse change has occurred in our business or our ability to meet our obligations under the agreement. In addition, the proceeds from the lock box will be applied to reduce the outstanding borrowings upon an event default (including the occurrence of a material adverse change) or if trigger events occur. Our ability to access funds under the credit agreement will be subject to our ability to meet all restrictive covenants and comply with all representations and warranties.

The extent to which we rely on Fusion Capital as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources, such as through the sale of our products. If sufficient financing from Fusion Capital were to prove unavailable or prohibitively dilutive and if we are unable to sell enough of our products, we may need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full

$16.0 million under the common stock purchase agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our independent auditor has issued an unqualified opinion with an explanatory paragraph, to the effect that there is substantial doubt about our ability to continue as a going concern.

Even despite the availability of funds from Fusion Capital and Silicon Valley Bank, our independent auditor has issued an unqualified opinion with an explanatory paragraph to the effect that there is substantial doubt about our ability to continue as a going concern due to, among other factors, the subjective acceleration provisions and conditions that must be met in order to access the funds under the Fusion Capital common stock purchase agreement and the Silicon Valley Bank credit facility. This unqualified opinion with an explanatory paragraph could itself have a material adverse effect on our business, financial condition, results of operations and cash flows.

The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.

In connection with entering into the common stock purchase agreement with Fusion Capital, we authorized the sale to Fusion Capital of up to 8,000,000 shares of our common stock, in addition to the 473,957 shares that we issued to Fusion Capital as a commitment fee. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement. The purchase price for the common stock to be sold to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All 8,473,957 shares that we have registered pursuant to our registration rights agreement with Fusion Capital are freely tradable. It is anticipated that shares registered will be sold over a period of up to 24 months. Depending upon market liquidity at the time, a sale of shares by Fusion Capital at any given time could cause the trading price of our common stock to decline. Fusion Capital may ultimately purchase all or some of the 8,000,000 shares of common stock authorized for sale to Fusion Capital under the common stock purchase agreement. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock by Fusion Capital, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us. As of February 28, 2007, we had sold an aggregate of 566,978 shares to Fusion Capital under the common stock purchase agreement, in addition to the 473,957 shares that we issued to Fusion Capital as a commitment fee.

Our business may be materially and adversely impacted by the loss of our largest customer or the reduction, delay or cancellation of orders from this customer; in addition, our business may be materially and adversely impacted if this customer delays payment or fails to pay for products sold to this customer.

For the three and twelve months ended December 31, 2006 our largest customer accounted for 39.8% and 28.8%, respectively, of our revenues, and as of December 31, 2006 this customer accounted for 45.7% of our accounts receivable. Our sales to this customer may be materially and adversely impacted by various factors relating to this customer’s business, financial condition, results of operations and cash flows. Our business, financial condition, results of operations and cash flows may be materially and adversely impacted by the loss of this customer, or the reduction, delay or cancellation of orders. In addition, our business, financial condition, results of operations and cash flows may be materially and adversely impacted if this customer delays payment or fails to pay for products sold. This customer is not obligated to purchase a specific quantity of our products or provide binding forecasts of purchases for any period.

We may be required to make tax payments that exceed our settlement estimates.

As of December 31, 2005 and 2006 we estimated that we owed $3.4 million and $2.8 million, respectively, as of each balance sheet date in state and local taxes, primarily sales and use taxes, in various jurisdictions in the United States. We are in the process of negotiating resolutions of the past due tax obligations with the applicable tax authorities. While we hope that these obligations can be settled for less than the amounts accrued, we cannot predict whether we will obtain favorable settlement terms from the various tax authorities, or that, after settling, we will satisfy the conditions necessary to avoid violating the settlements. Our failure to obtain favorable settlement terms or to satisfy the settlement conditions may result in a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur significant expenses in the future as a result of our obligation to pay legal fees for and otherwise indemnify former officers and former directors.

Certain former officers and former directors continue to be involved in investigations and related legal proceedings brought by the SEC and the Department of Justice (DOJ). We are contractually obligated to pay legal fees for and otherwise indemnify these former officers and former directors. We may incur significant expenses in the future as a result of these obligations. The amount of these expenses is unpredictable and outside of our control and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success will depend on our ability to attract and retain key personnel.

In order to execute our business plan, we need to attract, retain and motivate a significant number of highly qualified managerial, technical, financial and sales personnel. If we fail to attract and retain skilled scientific and sales personnel, our research and development and sales and marketing efforts will be hindered. Our future success depends to a significant degree upon the continued services of key management personnel. None of our key management personnel is covered by an insurance policy of which we are the beneficiary.

Our success is reliant on the acceptance by doctors and patients of the Cryocare Surgical System as a preferred treatment for tumor ablation.

Cryosurgery has existed for many years, but has not been widely accepted primarily due to concerns regarding safety and efficacy and widespread use of alternative therapies. Because the technology previously lacked precise monitoring capabilities, prostate cryosurgical procedures performed in the 1970s resulted in high cancer recurrence and negative side effects, such as rectal fistulae and incontinence, and gave cryosurgical treatment negative publicity. To overcome these negative side effects, we have developed ultrasound guidance and temperature sensing to enable more precise monitoring in our Cryocare Surgical System. Nevertheless, we will need to overcome the earlier negative publicity associated with cryosurgery in order to obtain market acceptance for our products. In addition, use of our Cryocare Surgical System requires significant physician education and training. As a result, we may have difficulty obtaining recommendations and endorsements of physicians and patients for our Cryocare Surgical System. We may also have difficulty raising the brand awareness necessary to generate interest in our Cryocare Surgical System. Any adverse side effects, including impotence or incontinence, recurrence of cancer or future reported adverse events or other unfavorable publicity involving patient outcomes from the use of cryosurgery, whether from our products or the products of our competitors, could adversely affect acceptance of cryosurgery. In addition, emerging new technologies and procedures to treat prostate cancer may negatively affect the market acceptance of cryosurgery. If our Cryocare Surgical System does not achieve broad market acceptance, we will likely remain unprofitable.

We are faced with intense competition and rapid technological and industry change, which may make it more difficult for us to achieve significant market penetration.

The medical device industry generally, and the cancer treatment market in particular, are characterized by rapid technological change, changing customer needs and frequent new product introductions. If our competitors’ existing products or new products are more effective than or considered superior to our products, the commercial opportunity for our products will be reduced or eliminated. We face intense competition from companies in the cryosurgical marketplace as well as companies offering other treatment options, including radical prostatectomy, radiation therapy and hormone therapy. If we are successful in penetrating the market for treatment of prostate cancer with our cryosurgical treatment, other medical device companies may be attracted to the marketplace. Many of our potential competitors are significantly larger than we are and have greater financial, technical, research, marketing, sales, distribution and other resources than we do. We believe there will be intense price competition for products developed in our markets. Our competitors may develop or market technologies and products that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may obtain regulatory approval and introduce and commercialize products before we do. These developments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

If we are unable to continue to enhance our Cryocare Surgical System, our business will suffer.

Our growth depends in part on continued ability to successfully develop, manufacture and commercialize enhancements to our Cryocare Surgical System. We may experience difficulties that could delay or prevent the successful development, manufacturing and commercialization of these products. Our products in development may not prove safe and effective in clinical trials. Clinical trials may identify significant technical or other obstacles that must be overcome before obtaining necessary regulatory or reimbursement approvals. In addition, our competitors may succeed in developing commercially viable products that render our products obsolete or less attractive. Failure to successfully develop, manufacture and commercialize new products and enhancements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There is uncertainty relating to third-party reimbursement, which is critical to market acceptance of our products.

Hospitals and other health care providers in the United States generally rely on third-party payers, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of medical procedures involving our products. While private health insurers in some areas of the United States provide reimbursement for procedures in which our products are used, we can provide no assurance that private insurance reimbursement will be adopted nationally or by additional insurers. Furthermore, those private insurance companies currently paying for procedures in which our products are used may terminate such coverage. If reimbursement levels from Medicare, Medicaid, other governmental health care programs or private insurers are not sufficient, physicians may choose not to recommend, and patients may not choose, procedures using our products.

International market acceptance of our products may depend, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.

From time to time significant attention has been focused on reforming the health care system in the United States and other countries. Any changes in Medicare, Medicaid or third-party medical expense reimbursement, which may arise from health care reform, may have a material adverse effect on reimbursement for our products or procedures in which our products are used and may reduce the price we are able to charge for our products. In addition, changes to the health care system may also affect the commercial acceptance of products we are currently developing and products we may develop in the future. Potential changes that have been considered include controls on health care spending and price controls. Several proposals have been made in the United States Congress and various state legislatures recently that, if adopted, would potentially reduce health care spending, which may result in a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.

Our success will depend to a significant degree on our ability to secure and protect intellectual property rights and to enforce patent and trademark protections relating to our technology. From time to time, litigation may be advisable to protect our intellectual property position. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that we will not have sufficient resources to fully pursue litigation or to protect our other intellectual property rights. Litigation could result in the rejection or invalidation of our existing and future patents. Any adverse outcome in litigation relating to the validity of our patents, or any failure to pursue litigation or otherwise to protect our patent position, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Also, even if we prevail in litigation, the litigation would be costly in terms of management distraction as well as in terms of money. In addition, confidentiality agreements with our employees, consultants, customers, and key vendors may not prevent the unauthorized disclosure or use of our technology. It is possible that these agreements could be breached or that they might not be enforceable in every instance, and that we might not have adequate remedies for any such breach. Enforcement of these agreements may be costly and time consuming. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

Because the medical device industry is litigious, we may be sued for allegedly violating the intellectual property rights of others.

The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. In addition, major medical device companies have used litigation against emerging growth companies as a means of gaining or preserving a competitive advantage.

Should third parties file patent applications or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the relative priorities of our inventions and the third parties’ inventions. We could also be required to participate in interference proceedings involving our issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

Third parties may claim we are using their patented inventions and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive to defend and conduct and would also consume and divert the time and attention of our management. A court may decide that we are infringing a third party’s patents and may order us to cease the infringing activity. A court could also order us to pay damages for the infringement. These damages could be substantial and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to obtain any necessary license following an adverse determination in litigation or in interference or other administrative proceedings, we would have to redesign our products to avoid infringing a third party’s patent and could temporarily or permanently have to discontinue manufacturing and selling some of our products. If this were to occur, it would negatively impact future sales and, in turn, our business, financial condition, results of operations and cash flows.

If we fail to obtain or maintain necessary regulatory clearances or approvals for products, or if approvals are delayed or withdrawn, we will be unable to commercially distribute and market our products or any product modifications.

Government regulation has a significant impact on our business. Government regulation in the United States and other countries is a significant factor affecting the research and development, manufacture and marketing of our products. In the United States, the Food and Drug Administration (FDA) has broad authority under the federal FD&C Act to regulate the distribution, manufacture and sale of medical devices. Foreign sales of drugs and medical devices are subject to foreign governmental regulation and restrictions, which vary from country to country. The process of obtaining FDA and other required regulatory clearances and approvals is lengthy and expensive. We may not be able to obtain or maintain necessary approvals for clinical testing or for the manufacturing or marketing of our products. Failure to comply with applicable regulatory approvals can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, governmental regulations may be established which could prevent, delay, modify or rescind regulatory approval of our products. Any of these actions by the FDA, or change in FDA regulations, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed. In addition, to obtain such approvals, the FDA and foreign regulatory authorities may impose numerous other requirements on us. FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory standards or unforeseen problems following initial marketing. We may not be able to obtain or maintain regulatory approvals for our products on a timely basis, or at all, and delays in receipt of or failure to receive such approvals, the loss of previously obtained approvals or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our products may be subject to product recalls even after receiving FDA clearance or approval, which would harm our reputation and our business.

The FDA and similar governmental authorities in other countries have the authority to request and, in some cases, require the recall of our products in the event of material deficiencies or defects in design or manufacture. A governmental mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects. Any recall of product would divert managerial and financial resources and harm our reputation with customers and our business.

We could be negatively impacted by future interpretation or implementation of the federal anti-kickback and Stark laws and other federal and state anti-self-referral and anti-kickback laws.

The federal Stark law prohibits a physician from referring Medicare patients for certain services to an entity with which the physician has a financial relationship. A financial relationship includes both investment interests in an entity and compensation arrangements with an entity. The federal anti-kickback law prohibits the offer or receipt of any remuneration in order to induce referrals of federal health care program business. Many states have similar and often broader laws. These state laws generally apply to services reimbursed by both governmental and private payers. Violation of these federal and state laws may result in prohibition of payment for services rendered, loss of licenses, fines, criminal penalties and exclusion from governmental and private payer programs, among other things. We have financial relationships with physicians and physician-owned entities, which in turn have financial relationships with hospitals and other providers of designated health services. Although we believe that our financial relationships with physicians and physician-owned entities, as well as the relationships between physician-owned entities that purchase or lease our products and hospitals, are not in violation of applicable laws and regulations, governmental authorities might take a contrary position. If our financial relationships with physicians or physician-owned entities or the relationships between those entities and hospitals were found to be illegal, we and/or the affected physicians and hospitals could be subject to civil and criminal penalties, including fines, exclusion from participation in government and private payer programs and requirements to refund amounts previously received from government and private payers. In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in our existing jurisdictions, could require structural and organizational modifications of our relationships with physicians, physician-owned entities and others to comply with that jurisdiction’s laws.

We believe that the arrangements we have established with physician-owned entities and hospitals comply with applicable Stark law exceptions. However, if any of the relationships between physicians and hospitals involving our services do not meet a Stark law exception, neither the hospital nor we would be able to bill for any procedure resulting from a referral that violated the Stark law. Although in most cases we are not the direct provider and do not bill Medicare for the designated health services, any Stark law problem with our business arrangements with physicians and hospitals would adversely affect us as well as the referring physician and the hospital receiving the referral.

Many states also have patient referral laws, some of which are more restrictive than the Stark law and regulate referrals by all licensed health care practitioners for any health care service to an entity with which the licensee has a financial relationship unless an exception applies. Such laws in particular states may prohibit us from entering into relationships with physicians and physician-owned entities, which may limit business development.

We believe that our business practices comply with the Stark law, the federal anti-kickback and applicable state anti-kickback and anti-self-referral laws. No assurance can be made, however, that these practices would not be successfully challenged and penalties, such as civil money penalties and exclusion from Medicare and Medicaid, and/or state penalties, imposed. And again, mere challenge, even if we ultimately prevail, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of medical devices. While we believe that we are reasonably insured against these risks, we may not maintain insurance in amounts or scope sufficient to provide us with adequate coverage. A claim in excess of our insurance coverage would have to be paid out of cash reserves, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, any product liability claim could harm our reputation in the industry and our business.

Our intangible assets could become impaired.

Intangible assets acquired in a purchase, such as intellectual property or developed technology, are generally amortized over various periods depending on their anticipated economic benefits or useful lives. Long-lived assets, including amortizable intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. Following a review, if such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Significant estimates, including assumptions regarding future events and circumstances that cannot be easily predicted, are required to perform an analysis of the value of intangible assets. These estimates and assumptions may differ materially from actual outcomes and occurrences.

Our facilities and systems are vulnerable to natural disasters or other catastrophic events.

Our headquarters, cryosurgical products manufacturing facilities, research facilities and much of our infrastructure, including computer servers, are located in California, an area that is susceptible to earthquakes and other natural disasters. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, terrorist attack or other comparable problems could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders in a timely manner, or at all. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In the event that an earthquake, natural disaster or other catastrophic event were to destroy any part of our facilities or interrupt our operations for any extended period of time, or if harsh weather conditions prevent us from delivering products in a timely manner, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Associated with an Investment in Our Common Stock

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile. Various factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. If our operating results are below the expectations of securities analysts or investors, the market price of our common stock may fall abruptly and significantly.

Future sales of shares of our common stock may negatively affect our stock price.

Future sales of our common stock, including shares issued upon the exercise of outstanding options and warrants or hedging or other derivative transactions with respect to our stock, could have a significant negative effect on the market price of our common stock. These sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we would deem appropriate.

We had an aggregate of 31,215,912 shares of common stock outstanding as of February, 28 2007, which includes 5,635,378 shares of our common stock that we issued on March 11, 2005 in connection with the financing described in the Form 8-K that we filed on March 16, 2005. Investors in that financing also received warrants to purchase an aggregate of 1,972,374 shares of our common stock at an exercise price of $3.50 per share and 1,972,374 shares of our common stock at an exercise price of $4.00 per share. In addition, on October 25, 2006, under the terms of the common stock purchase agreement with Fusion Capital, we issued 473,957 shares of our common stock to Fusion Capital as a commitment fee. We may sell up to 8,000,000 additional shares to Fusion Capital pursuant to the common stock purchase agreement. As of February 28, 2007, we had sold an aggregate of 566,978 shares to Fusion Capital under the common stock purchase agreement, in addition to the 473,957 shares that we issued to Fusion Capital as a commitment fee. The warrants issued on March 11, 2005 have an anti-dilution clause that in certain circumstances reduces the effective exercise price of the warrants and proportionately increases the number of shares underlying the warrants to preserve the ownership of the warrant holders. As a result of the issuance of the 473,957 plus an additional 30,242 shares to Fusion Capital in 2006 the exercise price of the warrants decreased to effectively provide holders an additional 47,769 shares. Additionally, through February 28, 2007 we issued an additional 536,736 shares to Fusion Capital, which decreased the warrant price to effectively provide holders an additional 54,862 shares.

We entered into registration rights agreements in connection with these financings pursuant to which we agreed to register for resale by the investors the shares of common stock issued. Sales of shares covered by these registration statements could have a material adverse effect on the market price of our shares.

Our common stock was delisted from the Nasdaq Stock Market and, as a result, trading of our common stock has become more difficult.

Our common stock was delisted from the Nasdaq National Market on January 16, 2003 because of our failure to keep current in filing our periodic reports with the SEC. Trading is now conducted in the over-the-counter market on the Nasdaq OTC Bulletin Board Market. Consequently, selling our common stock is more difficult because smaller quantities of shares can be bought and sold, transactions can be delayed and security analyst and news media coverage of us may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock as well as lower trading volume. We hope that our common stock will eventually be relisted with the American Stock Exchange (AMEX), the Nasdaq Capital Market or the Nasdaq Global Market, but we cannot assure you that our common stock will be relisted within any particular time period, or at all. As noted below, we may effectuate a reverse stock split in order to qualify our stock for relisting.

In order to qualify our stock for relisting, we may effectuate a reverse stock split, which could adversely affect our stockholders.

In order to qualify our stock for relisting, we may effectuate a reverse stock split. AMEX requires a minimum bid price of $2.00, the Nasdaq Capital Market requires a minimum bid price of $4.00 and the Nasdaq Global Market requires a minimum bid price of $5.00. As of February 28, 2007, the closing price for our common stock as reported on the Nasdaq OTC Bulletin Board Market was $1.75 per share.

Any reverse stock split requires the prior approval of our stockholders at a stockholders meeting, because our charter prohibits stockholder action by written consent. Our stockholders have authorized us to effectuate a reverse stock split at any time until May 18, 2007. The authorization allowed for the combination of any whole number of shares of common stock between and including two and five into one share of common stock, i.e., each of the following combination ratios: one for two, one for three, one for four and one for five. If our Board of Directors decides to proceed with the reverse stock split, then the Board will determine the exact ratio within the range described in the previous sentence. In many instances historically the markets have reacted negatively to the effectuation of a reverse stock split. The trading price of our stock may be negatively affected if our Board decides to proceed with a reverse stock split. If the Board of Directors does not implement a reverse stock split prior to May 18, 2007, then stockholder approval again would be required prior to implementing any reverse stock split. We expect to ask our stockholders at our 2007 annual meeting to authorize a reverse stock split for another two years.

We could be difficult to acquire due to anti-takeover provisions in our charter, our stockholders rights plan and Delaware law.

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of our company. In addition, we have adopted a stockholder rights plan in which preferred stock purchase rights were distributed as a dividend. These provisions may make it more difficult for stockholders to take corporate actions and may have the effect of delaying or preventing a change in control. These provisions also could deter or prevent transactions that stockholders deem to be in their interests. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of our company. The foregoing factors could reduce the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

All net proceeds from the sale or other disposition of the shares covered hereby will be received by the selling securityholders. We will receive no proceeds from the sale or other disposition of the shares covered hereby. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants issued in connection with our March 2005 equity financing described below. Upon exercise of these warrants, we will receive the proceeds of the exercise price of such warrants if they are exercised other than on a net exercise basis. To the extent we receive cash upon exercise of the warrants, we intend to use the cash for general corporate purposes. We are obligated to pay a transaction fee equal to 6.0 percent of any proceeds we receive to an investment advisory firm under a pre-existing capital advisory agreement.

THE SELLING SECURITYHOLDERS

The following table sets forth, as of February 28, 2007, the names of the selling securityholders, the number of shares of our common stock beneficially owned by each selling securityholder before and after this offering and the number of shares that may be offered pursuant to this prospectus. This information is based on information provided by or on behalf of the selling securityholders and, with regard to the beneficial holdings of the selling securityholders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling securityholders. The selling securityholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of these shares or interests therein. Any supplement to this prospectus may contain additional or varied information about the selling securityholders and/or additional holders, and any of their transferors, pledgees, donees or successors, the names of natural persons with voting or investment control over the shares covered hereby, and the aggregate amount of the shares offered that is beneficially owned by each person. This information will be obtained from the selling securityholders and/or additional holders.

As of February 28, 2007, 31,215,912 shares of our common stock were outstanding. The 9,580,126 shares of our common stock registered for public resale pursuant to the registration statement of which this prospectus is a part include 5,635,378 shares of our common stock issued to the selling securityholders in our March 2005 equity financing described below and 3,944,748 shares of our common stock that may be issued upon the exercise of warrants issued to the selling securityholders in our March 2005 equity financing.

Shares listed under the column “Shares Offered by this Prospectus” represent the number of shares that may be sold by each selling securityholder pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares resulting from stock splits, stock dividends or similar transactions.

The information under the heading “Shares Beneficially Owned After the Offering” assumes each selling securityholder sells all of its shares covered hereby to unaffiliated third parties, that the selling securityholders will acquire no additional shares of our common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned. Each selling securityholder may dispose of all, part or none of its shares.

For purposes of the table below, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from February 28, 2007 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. Warrants issued in our March 2005 equity financing are currently exercisable, and therefore the shares underlying those warrants are included for purposes of determining beneficial ownership.

The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act of 1933 since the date on which they provided to us the information regarding their shares of common stock.

Except as indicated below, none of the selling securityholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

Each of the selling securityholders that is affiliated with a registered broker-dealer has represented to us that it purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any plans to dispose of those shares.

	Shares Beneficially					Shares Beneficially
	Owned Prior to the Offering			Shares Offered by		Owned After the Offering(3)
Selling Securityholders(1)	Number		Percent(2)	This Prospectus		Number		Percent(2)

Arbor Partners, L.P.(4)	74,477	(4a)	*	72,590		1,887	(4a)	*
Bregman, Lior	129,638	(4b)	*	126,352		3,286	(4b)	*
City of Milford Pension & Retirement Fund(5)	279,073	(5a)	*	276,116		2,957	(5a)	*
City of Stamford Firemen’s Pension Fund(6)	124,053	(6a)	*	122,740		1,313	(6a)	*
Crestview Capital Master, LLC(7)	103,710	(7a)	*	101,082		2,628	(7a)	*
Daniels, John and Daniels, AnnaMarie, as Trustees of The Daniels Family Trust UTA 1993(8)	186,086	(8a)	*	184,115		1,971	(8a)	*
Charles Schwab & Co Inc. FBO Craig T. Davenport Roth Conversion IRA(9)	61,450	(9a)	*	60,799		651	(9a)	*
Charles Schwab & Co Inc. FBO Craig T. Davenport Sep IRA(10)	53,302	(10a)	*	52,738		564	(10a)	*
Fleming, Hayden R. and Fleming, LaDonna M., as Trustees of the Hayden R. Fleming Revocable Trust dated as of July 19, 1995(11)	425,993	(11a)	1.4%	306,857		119,136	(11a)	*
GW2001 Fund, L.P.(12)	267,406	(12a)	*	67,327		148,485	(12a)	*
Haimovitch, Larry, as Trustee of the Larry Haimovitch 2000 Separate Property Revocable Trust(13)	228,479	(13a)	*	15,341		213,138	(13a)	*
JP Morgan Trust Co. (Bahamas) Limited as Trustee U/A/D 11/3/93(14)	105,498	(14a)	*	104,380		1,118	(14a)	*
Kotler, Kevin(15)	62,027	(15a)	*	61,371		656	(15a)	*
Midwood Capital Partners QP, L.P.(16)	965,239	(16a)	3.1%	98,187		867,052	(16a)	2.8%
Midwood Capital Partners, L.P.(17)	785,884	(17a)	2.5%	198,066		587,818	(17a)	1.9%
Norwalk Employees’ Pension Plan(18)	108,590	(18a)	*	107,440		1,150	(18a)	*
Nydam, William J.(19)	810,143	(19a)	2.5%	306,857		503,286	(19a)	1.6%
Paragon Associates, J.V.(20)	518,562	(20a)	1.6%	505,414		13,148	(20a)	*
Prothro Family Limited Partnership Ltd.(21)	77,783	(21a)	*	75,812		1,971	(21a)	*
Public Employee Retirement System of Idaho(22)	620,273	(22a)	2.0%	613,700		6,573	(22a)	*
SRB Greenway Capital, L.P.(23)	44,284	(23a)	*	43,162		1,122	(23a)	*
SRB Greenway Capital (QP), L.P.(23)	315,468	(23b)	1.0%	307,470		7,998	(23b)	*
SRB Greenway Offshore Operating Fund, L.P.(23)	29,169	(23c)	*	28,430		739	(23c)	*
Walker Smith Capital, L.P.(23)	63,341	(23d)	*	61,736		1,605	(23d)	*
Walker Smith Capital (QP), L.P.(23)	299,342	(23e)	*	291,752		7,590	(23e)	*
Walker Smith International Fund, Ltd.(23)	460,457	(23f)	1.5%	448,782		11,675	(23f)	*
Weber Capital Partners, L.P.(24)	267,195	(24a)	*	239,530		27,665	(24a)	*
Winters, Robert K.(25)	3,092	(25a)	*	3,060		32	(25a)	*
Robeco WPG Opportunistic Value Fund, L.P.(26)	288,090	(26a)	*	280,786		7,304	(26a)	*
Robeco WPG Opportunistic Value Overseas, L.P.(27)	233,777	(27a)	*	227,850		5,927	(27a)	*
WS Opportunity Fund (QP), L.P.(23)	65,572	(23g)	*	63,910		1,662	(23g)	*
WS Opportunity Fund International, Ltd.(23)	87,454	(23h)	*	85,238		2,216	(23h)	*
WS Opportunity Fund L.P.(23)	60,957	(23i)	*	59,412		1,545	(23i)	*
Total(28)	8,205,864		22.9%	5,598,402	(29)	2,555,868		8.0%

*	Less than one percent.

(1)	The names of the selling securityholders and the number of securities held by the selling securityholders may be amended subsequent to the date of the Prospectus pursuant to Rule 424(b)(3) of the Securities Act of 1933.

(2)	Percentage ownership is based on 31,215,912 shares of our common stock outstanding as of February 28, 2007. Shares of common stock subject to options, warrants or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from February 28, 2007 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. Warrants issued in our March 2005 equity financing are currently exercisable, and therefore the shares underlying those warrants are included for purposes of determining beneficial ownership. The number of shares includes an aggregate of 102,593 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(3)	Assumes the sale of all shares offered in this Prospectus and no other purchases or sales of our common stock. The number of shares includes an aggregate of 102,593 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(4)	Richard Shuster and Daniel Vandivent have dispositive and voting power for the shares held by Arbor Partners, L.P.

(4a)	Includes 1,887 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(4b)	Includes 3,286 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(5)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by City of Milford Pension & Retirement Fund. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(5a)	Includes 2,957 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(6)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by City of Stamford Firemen’s Pension Fund. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(6a)	Includes 1,313 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(7)	Crestview Capital Partners, LLC (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities. The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities. Mr. Flink is an affiliate of a broker-dealer and it has been confirmed to us that the securities were acquired to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

(7a)	Includes 2,628 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(8)	John R. Daniels and AnnaMarie Daniels have dispositive and voting power over the shares held by the Daniels Family Trust UTA 1993. Dr. Daniels is one of our directors. In addition to the shares shown in the table above, Dr. Daniels has the right to acquire 60,000 shares upon the exercise of options that are exercisable within 60 days of February 28, 2007.

(8a)	Includes 1,971 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(9)	Craig T. Davenport, who is our Chairman, President and Chief Executive Officer, has dispositive and voting power over the shares held by Charles Schwab & Co Inc. FBO Craig T. Davenport Roth Conversion IRA. In

addition to the shares shown in the table above, Mr. Davenport owns 115,287 shares and has the right to acquire 885,833 shares upon the exercise of options that are exercisable within 60 days of February 28, 2007.

(9a)	Includes 651 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(10)	Mr. Davenport has dispositive and voting power over the shares held by Charles Schwab & Co Inc. FBO Craig T. Davenport Sep IRA. In addition to the shares shown in the table above, Mr. Davenport owns 115,287 shares and has the right to acquire 885,833 shares upon the exercise of options that are exercisable within 60 days of February 28, 2007.

(10a)	Includes 564 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(11)	Hayden R. Fleming and LaDonna M. Fleming have dispositive and voting power over the shares held by the Hayden R. Fleming Revocable Trust dated as of July 19, 1995.

(11a)	Includes 3,286 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(12)	Eugene M. Weber has dispositive and voting power over the shares held by GW2001 Fund, L.P.

(12a)	Includes 720 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(13)	Larry Haimovitch has dispositive and voting power over the shares held by the Larry Haimovitch 2000 Separate Property Revocable Trust.

(13a)	Includes 163 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(14)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by JP Morgan Trust Co. (Bahamas) Limited as Trustee U/A/D 11/3/93. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(14a)	Includes 1,118 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(15)	[Intentionally deleted].

(15a)	Includes 656 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(16)	Ross DeMont and David Cohen have dispositive and voting power for the shares held by Midwood Capital Partners QP, L.P.

(16a)	Includes 1,051 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(17)	Ross DeMont and David Cohen have dispositive and voting power for the shares held by Midwood Capital Partners, L.P.

(17a)	Includes 2,234 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(18)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by Norwalk Employees’ Pension Plan. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(18a)	Includes 1,150 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(19)	William J. Nydam is our former President and Chief Operating Officer. “Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” include 500,000 shares underlying options that are exercisable within 60 days of February 28, 2007.

(19a)	Includes 3,286 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(20)	Bradbury Dyer III has dispositive and voting power over the shares held by Paragon Associates J.V.

(20a)	Includes 13,148 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(21)	J.H. Cullum Clark has dispositive and voting power over the shares held by Prothro Family Limited Partnership Ltd.

(21a)	Includes 1,971 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(22)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by Public Employee Retirement System of Idaho. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(22a)	Includes 6,573 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23)	WS Capital, L.L.C. (“WS Capital”) is the general partner of WS Capital Management, L.P. (“WSC Management”). WSC Management is the general partner of Walker Smith Capital, L.P. (“WSC”) and Walker Smith Capital (Q.P.), L.P. (“WSCQP”) and is the agent and attorney-in-fact for Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”). WSV Management, L.L.C. (“WSV”) is the general partner of WS Ventures Management, L.P. (“WSVM”). WSVM is the general partner of WS Opportunity Fund, L.P. (“WSO”) and WS Opportunity Fund (Q.P.), L.P. (“WSOQP”) and is the agent and attorney-in-fact for WS Opportunity Fund International, Ltd. (“WSO International”). BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Through their control of WS Capital, Messrs. R. Walker and Smith share voting and investment control over the portfolio securities of each of WSC, WSCQP and WS International. Through their control of WSV, Messrs. R. Walker, Smith and P. Walker share voting and investment control over the portfolio securities of each of WSO, WSOQP and WSO International. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBGC, SRBQP and SRB Offshore. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.

(23a)	Includes 1,122 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23b)	Includes 7,998 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23c)	Includes 739 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23d)	Includes 1,605 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23e)	Includes 7,590 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23f)	Includes 11,675 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23g)	Includes 1,662 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23h)	Includes 2,216 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(23i)	Includes 1,545 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(24)	Eugene M. Weber has dispositive and voting power for the shares held by Weber Capital Partners, L.P.

(24a)	Includes 2,565 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(25)	As noted above, Robert K. Winters, as a Managing Director of Zesiger Capital Group LLP, also has voting and dispositive power over the shares held by City of Milford Pension & Retirement Fund, City of Stamford Firemen’s Pension Fund, JP Morgan Trust Co. (Bahamas) Limited as Trustee U/A/D 11/3/93, Norwalk Employees’ Pension Plan and Public Employee Retirement System of Idaho.

(25a)	Includes 32 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(26)	Richard Shuster and Daniel Vandivent have dispositive and voting power for the shares held by Robeco WPG Opportunistic Value Fund, L.P.

(26a)	Includes 7,304 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(27)	Richard Shuster and Daniel Vandivent have dispositive and voting power for the shares held by Robeco WPG Opportunistic Value Overseas, L.P.

(27a)	Includes 5,927 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(28)	“Shares Beneficially Owned Prior to the Offering” and “Shares Offered by this Prospectus” include all 3,944,748 shares underlying the warrants issued in our March 2005 equity financing, all of which are currently exercisable. In addition, “Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” include (i) 500,000 shares underlying options that are exercisable within 60 days of February 28, 2007, and (ii) 102,593 additional shares of common stock issuable upon exercise of warrants as a result of the anti-dilution clause described below under “March 2005 Equity Financing.”

(29)	Of the 9,580,126 shares originally registered in the registration statement of which this prospectus is a part, the selling securityholders have sold an aggregate of 3,981,724 shares as of February 28, 2007. As a result, an aggregate of 5,598,402 shares are shown as remaining to be offered by this prospectus, which consist of (i) an aggregate of 1,653,654 shares of our common stock issued outright in our March 2005 equity financing, and (ii) an aggregate of 3,944,748 shares of common stock underlying the warrants issued in our March 2005 equity financing.

March 2005 Equity Financing

On March 10, 2005, we entered into a Purchase Agreement and a Registration Rights Agreement in connection with a private placement of our securities to the selling securityholders for aggregate gross proceeds of $15.6 million. Pursuant to the terms of the Purchase Agreement, we sold a total of (i) 5,635,378 shares of our common stock (the “Shares”), and (ii) warrants (the “Warrants”) to purchase an aggregate of 3,944,748 shares of our common stock (“Warrant Shares”).

Pursuant to the Purchase Agreement, each of Endocare, on the one hand, and the selling securityholders, on the other hand, made representations and warranties regarding matters that are customarily included in financings of this nature. The Purchase Agreement also contained certain conditions to closing, which were satisfied prior to the closing, which occurred on March 11, 2005.

The securities sold pursuant to the Purchase Agreement have not yet been registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from applicable registration requirements. Pursuant to the Registration Rights Agreement, we were required to file a registration statement on Form S-2 within 30 days following the closing for purposes of registering the resale of the Shares and the Warrant Shares. The Registration Rights Agreement provides that if the registration statement is not filed with the SEC within 30 days after the closing, then we are required to make pro-rata payments to each of the selling securityholders in an amount equal to 1% of the aggregate purchase price paid by each selling securityholders for the Shares for each 30-day period following the filing deadline. In addition, we have agreed to make similar payments to the selling securityholders if the registration statement is not declared effective by the SEC prior to the earlier of: (i) if the SEC informs Endocare that no review of the registration statement will be made, then five business days after the later of (A) the date on which the SEC shall have informed Endocare that no review of the registration statement will be made, or (B) the date on which we shall have filed our internal control report pursuant to Section 404 of the Sarbanes-Oxley Act of 2002; or (ii) the ninetieth day after the closing date. Pursuant to this provision, we incurred an aggregate of approximately $600,000 of liquidated damages in 2005 because of a delay in the original effectiveness of the registration statement of which this prospectus is a part.

Pursuant to the Registration Rights Agreement, each of Endocare, on the one hand, and the selling securityholders, on the other hand, have agreed to indemnify the other party and certain affiliates against certain liabilities related to the registration statement.

Pursuant to the terms of the Purchase Agreement, each of the selling securityholders was issued a Series A Warrant to purchase shares of common stock at an exercise price of $3.50 per share and a Series B Warrant to purchase shares of common stock at an exercise price of $4.00 per share. The number of shares underlying each Series A Warrant is equal to 35% of the number of shares sold to the respective selling securityholder in the transaction. Similarly, the number of shares underlying each Series B Warrant is equal to 35% of the number of shares sold to the respective selling securityholder in the transaction.

The Warrants have an anti-dilution clause that is triggered in the event that we issue shares of our common stock for per share consideration that is less than the exercise price then in effect, subject to customary exceptions. This anti-dilution clause reduces the effective exercise price of the Warrants and proportionately increases the number of shares issuable upon exercise of the Warrants in order to protect the warrant holders against dilution of their respective ownership interests. As a result of the issuance of 504,199 shares to Fusion Capital in 2006, described above, the exercise price of the Series A Warrants decreased to $3.46 and the number of shares issuable upon exercise of the Series A Warrants increased by 22,802 shares. The exercise price of the Series B Warrants decreased to $3.95 and the number of shares issuable upon exercise of the Series B Warrants increased by 24,967 shares. Additionally, through February 28, 2007 we issued an additional 536,736 shares to Fusion Capital, which decreased the exercise price of the Series A Warrants to $3.41 and the number of shares issuable upon exercise of the Series A Warrants increased by an additional 29,255 shares. The exercise price of the Series B Warrants decreased to $3.90 and the number of shares issuable upon exercise of the Series B Warrants increased by an additional 25,607 shares. As a result of rounding to eliminate fractional shares in accordance with the terms of the Warrants, through February 28, 2007 an aggregate of 102,593 additional shares of common stock were issuable upon exercise of the Warrants as a result of the anti-dilution clause. These additional shares issuable upon exercise of the Warrants are not registered by the registration statement of which this prospectus is part. We intend to file a separate registration statement to register these additional shares. We expect to issue additional shares to Fusion Capital in the future, which may further decrease the exercise price of the Warrants and further increase the number of shares issuable upon exercise of the Warrants.

In the Purchase Agreement, each of the selling securityholders agreed that, prior to the earliest to occur of (i) the termination of the Purchase Agreement, (ii) the effective date of the registration statement covering the Shares and the Warrant Shares or (iii) the effectiveness deadline described above, such selling securityholder will not, and will cause its trading affiliates not to, engage, directly or indirectly, in effecting or agreeing to effect any short sale, whether or not against the box, establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Securities Exchange Act of 1934) with respect to our common stock, grant any other right (including, without limitation, any put or call option) with respect to our common stock or with respect to any security that includes, relates to or derives any significant part of its value from our common stock or otherwise seek to hedge its position in the Shares and the Warrant Shares. Each of the selling securityholders also agreed not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in any of the Shares or Warrant Shares until after the date of our conference call regarding our financial results for the quarter ending March 31, 2005, but in any event no later that June 20, 2005.

Two members of our management team, Chairman, President and Chief Executive Officer Craig T. Davenport and our former President and Chief Operating Officer William J. Nydam, made personal investments in the transaction in the amounts of $184,999.99 and $499,998.85, respectively. In addition, a member of our board of directors, John R. Daniels, M.D., invested $299,999.31 in the transaction.

In January 2005, our board of directors approved a recommendation from our management to instruct our investment bank, Seven Hills Partners, to evaluate the potential for completing an equity round of financing. With that decision, our management and several board members expressed interest in participating in the round if such was executed. In order to ensure a conflict of interest was avoided, our board established a Special Committee to manage and negotiate the terms for the round without Messrs. Davenport and Nydam and any participating board member being involved in the negotiations. The Special Committee negotiated the terms of this transaction with participating investors. Messrs. Davenport and Nydam and the board members who were not on the Special Committee were given the opportunity to participate at the terms agreed upon by the Special Committee and the investors.

PLAN OF DISTRIBUTION

The selling securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the common stock offered hereby have been passed upon by Morrison & Foerster LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports which contain an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 2 to the consolidated financial statements, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy the registration statement or any other document we file with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. In addition, our SEC filings may be accessed at our website www.endocare.com via a link to the SEC’s website. Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information in this prospectus updates (and, to the extent of any conflict, supersedes) information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update (and, to the extent of any conflict, supersede) the information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we have filed with the SEC:

1. Our annual report on Form 10-K filed with the SEC on March 16, 2007;

2. Our current reports on Form 8-K filed with the SEC on the following dates: January 9, 2007; January 10, 2007; February 9, 2007; February 27, 2007; and February 28, 2007;

3. The description of our common stock contained in the Registration Statement on Form 10-SB filed under Section 12(g) of the Exchange Act filed with the SEC on November 14, 1995, including any subsequent amendment or report filed for the purpose of amending such description; and

4. The description of the stock purchase rights under our stockholder rights plan contained in the Registration Statement on Form 8-A filed under Section 12(g) of the Exchange Act filed with the SEC on June 28, 2005, including any subsequent amendment or report filed for the purpose of amending such description.

The documents incorporated by reference in this prospectus may be obtained from us at no cost. You may obtain a copy of the documents by submitting a written request to Endocare’s Corporate Secretary at 201 Technology Drive, Irvine, California 92618 or by calling Endocare at (949) 450-5400. In addition, these documents may be accessed at our website www.endocare.com via a link to the SEC’s website. Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

9,580,126 Shares

Endocare, Inc.

Common Stock

PROSPECTUS

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following is an estimate, subject to future contingencies, of the expenses to be incurred by us in connection with the issuance and distribution of the securities being registered. None of the following expenses will be borne by the selling securityholders.

Registration Fee	$3,777
Legal Fees and Expenses	150,000
Accounting Fees and Expenses	120,000
Printing and Engraving Fees	—
Listing Fees	—
Transfer Agent’s Fees	700
Miscellaneous	—

Total	$274,477

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

As permitted by Section 102 of the Delaware General Corporation Law, the Company has adopted provisions in its restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the Company, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Section 145 of the Delaware General Corporation Law, the Company’s amended and restated bylaws provide that:

•	the Company may indemnify its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	the Company may advance expenses to its directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in its amended and restated bylaws are not exclusive.

The Company has entered into indemnification agreements with each of its directors, as well as with certain officers, employees and consultants. These indemnification agreements provide that the Company holds harmless and indemnifies each such director, officer, employee and consultant to the fullest extent authorized or permitted by law. In addition, subject to certain conditions, these indemnification agreements provide for payment of expenses (including attorney’s fees) actually and reasonably incurred in connection with any threatened, pending or completed proceeding to which the indemnified director, officer or employee is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that he or she is, was or at any time becomes a director, officer, employee or agent of the Company, or is or was serving or at any time serves at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. In addition, the Company has purchased policies of directors’ and officers’ liability insurance, which insure the Company’s directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2004, we have issued and sold the following securities in unregistered transactions:

1. On March 11, 2005, we completed a private placement of 5,635,378 shares of our common stock and warrants to purchase 3,944,748 common shares at an offering price of $2.77 per share, for aggregate gross proceeds of $15.6 million in a financing involving a total of 32 accredited investors;

2. On October 25, 2006, we issued 473,957 shares of our common stock to Fusion Capital Fund II, LLC as a commitment fee pursuant to the common stock purchase agreement described in the prospectus contained in this Registration Statement;

3. In May 2004 we issued 15,000 shares to a former director upon his exercise of stock options granted to him while he was a director. The exercise price of these options ranged from $2.06 to $2.13 per share, for an aggregate exercise price of $31,612;

4. In July 2004, a former employee exercised 10,000 options at an exercise price of $0.18 for aggregate exercise price of $1,800; and

5. In September 2004 a former officer exercised 325,000 options at an exercise price of $0.18 for aggregate proceeds of $58,500.

The offers and sales of securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the offers and sales of securities did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

The offers and sales of securities described in paragraphs (2), (3), (4) and (5) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the offers and sales did not involve a public offering. Each of the issuees represented to us the issuee’s intention to acquire the shares for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificate evidencing the shares.

Item 16.	Exhibits and Financial Statement Schedules

A list of exhibits filed with this Registration Statement is set forth on the Exhibit Index following the signature page. The Exhibit Index is hereby incorporated by reference herein.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective amendment no. 2 to registration statement (no. 333-123866) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on March 23, 2007.

ENDOCARE, INC.

By:	/s/ Craig T. Davenport
Craig T. Davenport
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 2 to registration statement (no. 333-123866) has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ Craig T. Davenport Craig T. Davenport		Chairman, President and Chief Executive Officer (principal executive officer)	March 23, 2007

/s/ Michael R. Rodriguez Michael R. Rodriguez		Senior Vice President, Finance and Chief Financial Officer (principal financial and accounting officer)	March 23, 2007

* John R. Daniels, M.D.		Director	March 23, 2007

* David L. Goldsmith		Director	March 23, 2007

* Eric S. Kentor		Director	March 23, 2007

* Terrence A. Noonan		Director	March 23, 2007

* Thomas R. Testman		Director	March 23, 2007

*By:	/s/ Michael R. Rodriguez Michael R. Rodriguez Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

2	.1(1)	Stock Purchase Agreement, dated as of January 13, 2006, by and among Plethora Solutions Holdings plc, Endocare, Inc. and Timm Medical Technologies, Inc. The schedules and other attachments to this exhibit were omitted. The Company agrees to furnish a copy of any omitted schedules or attachments to the Securities and Exchange Commission upon request.
2	.2(2)	$1,425,000 Secured Convertible Promissory Note, dated as of February 10, 2006, from Plethora Solutions Holdings plc to Endocare, Inc.
3	.1(3)	Certificate of Amendment of Restated Certificate of Incorporation of the Company.
3	.2(3)	Certificate of Designation of Series A Junior Participating Preferred Stock of the Company.
3	.3(3)	Restated Certificate of Incorporation.
3	.4(4)	Amended and Restated Bylaws of the Company.
4	.1(5)	Form of Stock Certificate.
4	.2(6)	Form of Series A Warrant.
4	.3(6)	Form of Series B Warrant.
4	.4(7)	Rights Agreement, dated as of March 31, 1999, between the Company and U.S. Stock Transfer Corporation, which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Shares as Exhibit C.
4	.5(8)	Amendment No. 1 to Rights Agreement, dated as of September 24, 2005, between the Company and U.S. Stock Transfer Corporation.
5	.1(29)	Opinion of Counsel.
10	.1(9)	Lease Agreement, dated November 26, 2001 by and between the Company and the Irvine Company.
10	.2(9)†	Form of Indemnification Agreement by and between the Company and its directors.
10	.3(9)†	Form of Indemnification Agreement by and between the Company and its executive officers.
10	.4(10)†	1995 Director Option Plan (as amended and restated through March 2, 1999).
10	.5(11)†	1995 Stock Plan (as amended and restated through December 30, 2003).
10	.6(12)†	2002 Supplemental Stock Plan.
10	.7(12)†	2002 Executive Separation Benefits Plan.
10	.8(13)†	Employment Agreement, dated as of December 15, 2003, by and between the Company and Craig T. Davenport.
10	.9(14)†	Employment Agreement, dated as of August 11, 2004, by and between the Company and Michael R. Rodriguez.
10	.10(15)†	2004 Stock Incentive Plan.
10	.11(16)†	2004 Non-Employee Director Option Program under 2004 Stock Incentive Plan.
10	.12(16)†	Form of Award Agreement Under 2004 Stock Incentive Plan.
10	.13(16)†	Description of Craig Davenport salary adjustment, effective December 2004.
10	.14(17)†	Description of Michael R. Rodriguez salary adjustment, effective February 2005.
10	.15(17)	Confidential Settlement Agreement and Release, dated as of February 18, 2005, by and between the Company and Great American E&S Insurance Company.
10	.16(6)	Purchase Agreement, dated as of March 10, 2005, by and between the Company and the Investors (as defined therein).
10	.17(6)	Registration Rights Agreement, dated as of March 10, 2005, by and between the Company and the Investors (as defined therein).
10	.18(18)†	First Amendment to Employment Agreement with Craig T. Davenport, dated as of April 28, 2005.
10	.19(2)	Loan and Security Agreement, dated as of October 26, 2005, by and among the Company, Timm Medical Technologies, Inc. and Silicon Valley Bank.
10	.20(2)	Commercialization Agreement, dated as of November 8, 2005, by and between the Company and CryoDynamics, LLC.

Exhibit
No.		Description

10	.21(19)†	Employment Agreement, dated as of January 17, 2006, by and between the Company and Clint B. Davis.
10	.22(20)†	Description of director compensation, as amended on February 23, 2006.
10	.23(21)†	Description of 2006 Management Incentive Compensation Program.
10	.24(22)	Amendment to Loan Documents, dated as of April 24, 2006, by and between the Company and Silicon Valley Bank.
10	.25(23)†	Description of salary adjustment for Michael R. Rodriguez, effective January 1, 2006.
10	.26(23)	Amendment to Loan Documents, dated as of February 10, 2006, between the Company, Timm Medical Technologies, Inc. and Silicon Valley Bank.
10	.27(24)†	Employee Deferred Stock Unit Program, effective as of May 18, 2006.
10	.28(24)†	Non-Employee Director Deferred Stock Unit Program, effective as of May 18, 2006.
10	.29(25)	First Amendment to Lease, dated as of May 19, 2006, between the Company and The Irvine Company LLC.
10	.30(25)*	Customer Quote, dated as of January 9, 2006, to Advanced Medical Partners, Inc.
10	.31(25)*	Amended and Restated Endocare Service Agreement, dated as of January 9, 2006, between the Company and Advanced Medical Partners, Inc.
10	.32(26)	Common Stock Purchase Agreement, dated as of October 25, 2006, by and between the Company and Fusion Capital Fund II, LLC.
10	.33(26)	Registration Rights Agreement, dated as of October 25, 2006, by and between the Company and Fusion Capital Fund II, LLC.
10	.34(27)	Non-Prosecution Agreement, dated as of July 18, 2006, by and between the Company and the Department of Justice.
10	.35(27)	Consent to Entry of Judgment, dated as of July 14, 2006, in favor of the Securities and Exchange Commission.
10	.36(30)†	Form of Retention Agreement.
10	.37(31)	Amendment to Loan Documents, dated as of December 22, 2006, by and between the Company and Silicon Valley Bank.
10	.38(32)†	Standard Form of Restricted Stock Unit Agreement under 2004 Stock Incentive Plan.
10	.39(32)†	Form of Restricted Stock Unit Agreement used for Mr. Davenport under 2004 Stock Incentive Plan.
10	.40(32)†	Summary Description of 2007 Management Incentive Compensation Program.
10	.41(33)	Amendment to Loan Documents, dated as of February 23, 2007, by and between the Company and Silicon Valley Bank.
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2(29)	Consent of Counsel (included in Exhibit 5.1).
24	.1(28)	Power of Attorney for Directors Other than David L. Goldsmith.
24	.2(34)	Power of Attorney for David L. Goldsmith.

†	Management contract or compensatory plan or arrangement.

*	Certain confidential portions of this exhibit were omitted and provided separately to the SEC pursuant to a request for confidential treatment.

(1)	Previously filed as an exhibit to our Form 8-K filed on January 18, 2006.

(2)	Previously filed as an exhibit to our Form 10-K filed on March 16, 2006.

(3)	Previously filed as an exhibit to our Registration Statement on Form S-3 filed on September 20, 2001.

(4)	Previously filed as an exhibit to our Form 10-K filed on March 15, 2004.

(5)	Previously filed as an exhibit to our Form 10-K for the year ended December 31, 1995.

(6)	Previously filed as an exhibit to our Form 8-K filed on March 16, 2005.

(7)	Previously filed as an exhibit to our Form 8-K filed on June 3, 1999.

(8)	Previously filed as an exhibit to our Form 8-K filed on June 28, 2005.

(9)	Previously filed as an exhibit to our Form 10-K filed on March 29, 2002.

(10)	Previously filed as an exhibit to our Registration Statement on Form S-8 filed on June 2, 1999.

(11)	Previously filed as an appendix to our Definitive Proxy Statement filed on December 3, 2003.

(12)	Previously filed as an exhibit to our Form 10-K filed on December 3, 2003.

(13)	Previously filed as an exhibit to our Form 8-K filed on December 16, 2003.

(14)	Previously filed as an exhibit to our Form 8-K filed on August 12, 2004.

(15)	Previously filed as an appendix to our Definitive Proxy Statement filed on August 6, 2004.

(16)	Previously filed as an exhibit to our Form 10-K filed on March 16, 2005.

(17)	Previously filed as an exhibit to our Form 10-Q filed on May 10, 2005.

(18)	Previously filed as an exhibit to our Form 8-K filed on May 3, 2005.

(19)	Previously filed as an exhibit to our Form 8-K filed on January 12, 2006.

(20)	Previously filed as an exhibit to our Form 8-K filed on March 1, 2006.

(21)	Previously filed as an exhibit to our Form 8-K filed on March 14, 2006.

(22)	Previously filed as an exhibit to our Form 8-K filed on April 25, 2006.

(23)	Previously filed as an exhibit to our Form 10-Q filed on May 10, 2006.

(24)	Previously filed as an exhibit to our Form 8-K filed on May 22, 2006.

(25)	Previously filed as an exhibit to our Form 10-Q filed on August 8, 2006.

(26)	Previously filed as an exhibit to our Form 8-K filed on October 30, 2006.

(27)	Previously filed as an exhibit to our Form 10-Q filed on November 9, 2006.

(28)	Included on the signature page of our Form S-2 filed on April 4, 2005.

(29)	Previously filed as an exhibit to our Form S-2 filed on April 4, 2005.

(30)	Previously filed as an exhibit to our Form 8-K filed on December 13, 2006.

(31)	Previously filed as an exhibit to our Form 8-K filed on December 22, 2006.

(32)	Previously filed as an exhibit to our Form 8-K filed on February 27, 2007.

(33)	Previously filed as an exhibit to our Form 8-K filed on February 28, 2007.

(34)	Previously filed as an exhibit to our Post Effective Amendment No. 1 on Form S-3 filed on March 20, 2006.